May 14, 2009

Duc Dang, Attorney/Advisor

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Disability Access Corporation

Your Letter of March 20, 2009

Form 10/A

Filed February 23, 2009

File No. 000-53538

Mr. Dang:

This correspondence is in response to your letter dated March 20, 2009 in reference to our filing of the Form 10/A filed February 23, 2009 on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed a Form 10/A amendment #2 on May 14, 2009.

Item 1. Business, page 4

1.

We note your response to comment 1 in our letter dated January 27, 2009. Please indicate whether PTS, Inc. is still the parent company of Disability Access Corporation. If it is no longer the parent company, please disclose the nature and timing of that transaction that lead to your independence in the “Company Overview.”

Answer: Registrant has amended Item 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides a flow chart with all corporate history detail.

Business Strategy, page 5

2.

We note that you “are currently working on products for Fair Housing and other                federal markets.” Please disclose the status of these products and the steps that have been completed toward their implementation.

Answer: Registrant has amended business strategy in the Form 10 Amendment No. 2   filed on May 14, 2009 in a manner that provides additional information

Our Products and Services, page 5

3.

In this subsection, your first paragraph discusses your current services. The remaining paragraphs discuss products that are not currently producing revenues. Please revise to expand on your disclosure of the product and service used to earn the revenues disclosed in this document.

Answer: Registrant has amended our products and services in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

4.

In this section, you describe the “new DACTrak” software, which automates the inspection process. Please explain if this new software is different from the version of DACTrak that you have been using recently, which also appears to be automated.

Answer: Registrant has amended our products and services in the Form 10 Amendment No. 2 filed on May 14, 2009 to include the following text:

Included in DAC’s automated solution for data collection, processing and reporting is compliance with state and federal accessibility regulations and codes.  DAC currently uses DACTrak by our staff to inspect sites and “process” a compliance report.  DACTrak provides a web based solution for the client to view, interact and manage their compliance data. The use of AcTrak was originally designed as a term for using the software on the pc tablet for the actual inspection process.  DACTrak was designed as the data management portion of the software for the clients to update and manage their report.  To avoid confusion, the terms AcTrak and DACTrak were “blended” or combined to refer to the same software, regardless of their use.  AcTrak was originally intended to be the intake portion of the software that utilized the labtop tablet.  DACTrak was the automatically generated report and the report management features that utilized the web. Over time, AcTrak has blended into DACTrak and the terms are used  in a similar capacity and reference. The software is now named DACTrak. The term DACTrak will be utilized in this document, as applicable.

Customers, page 6

5.

Please indicate which sales methodologies you currently use to attract customers.

Answer: Registrant has amended customers section in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

6.

We note your response to comment 11. Please file your agreement with this client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. Also, please revise to discuss the material terms of your current relationship with the major customer. For example, we note that you have not discussed the duration, remedies, or exclusivity terms that govern your relationship with the major customer.

Answer: Registrant has amended customers section in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

7.

Unless you have current commitments that would dilute the source of revenues attributed to the large international fast food chain client, it is not clear how you are able to substantiate the disclosed belief that you are not “overly dependant on this client.” Please revise to clarify.

Answer: Registrant has amended customers section in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

8.

Please revise to update the status of the “expected inclusion of ADA compliance” as it relates to the stimulus legislation.

Answer: Registrant has amended customers section in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Government Regulation, page 7

9.

We note your response to comment 13. Please provide us with a complete version of the “2002 Economic Census,” which is cited in footnote 3.

Answer: Registrant has filed the 2002 Economic Census as Exhibit A to this response letter.

Research and Development, page 7

10.

We note your response to comment 14. Please include the amount spent on research and development for fiscal year 2008.

Answer: Registrant has amended research and development in the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Item 1A. Risk Factors, page 8

“Continuing as a Going Concern,” page 9

11.

We note your response to comment 18. This subheading merely states a general fact about your business. Please revise the subheading to identify the specific harm you would incur should the risk disclosed materialize. The narrative should be revised to provide sufficient details to place the risk into context, in both magnitude and effect. Potential investors should be able to read a risk factor subheading an come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. See Item 503(c) of Regulation S-K.

Answer: We have amended our Risk Factor on page 11 to include the following wording:

Doubt as to Ability to Continue as Going Concern

Our independent certified public accountant has stated in their report included in this filing that we have suffered recurring losses from operations that raise substantial doubt about our ability to continue as a going concern.

We will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

 “If we fail to protect our intellectual property….”, page 10

12.

We note your disclosure on page 7 that you have not submitted applications for various intellectual property protections. In light of this fact, please revise this risk factor to indicate the risk that is presented by not pursing formal protection for your intellectual property, such as patent protection for your technology.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

“The market price of our common stock may fluctuate….”, page 10

13.

We note your response to comment 20. You did not indicate in your revisions that this is a risk that is only presented if a trading market develops for your stock. Since your stock does not have a trading market, please revise to cite to the potential future risk of price fluctuation if a market develops.

Answer: We have amended our Risk Factor on page 14 to include the following wording:

~~There is limited liquidity in our shares~~)The market price of our common stock may fluctuate significantly in response to factors, and market volatility, some of which are beyond our control.

We are not likely to succeed unless we can overcome the many obstacles we face.

Investors should be aware of the difficulties, delays and expenses we encounter, many of which are beyond our control, including unanticipated market trends, employment costs, and administrative expenses.  We cannot assure our investors that our proposed business plans as described in this report will materialize or prove successful, or that we will ever be able to finalize development of our products or services or operate profitably.  If we cannot operate profitably, you could lose your entire investment.  As a result of the nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

Item 2. Financial Information, page 12

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 12

14.

We note your response to comment 21. Please explain to us the basis for your ability to rely upon the safe harbor provided by Section 27A of the Securities Act of 1933.

Answer: Registrant has amended Item 2. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Current Business Plan and Plan of Operations, page 13

15.

In the context of your business plan, considering your current financial condition and the cost associated with providing periodic reports; please revise to discuss how filing this registration statement to obligate yourself to reporting requirements of the Securities and Exchange Act of 1934 is part of your business plan.

Answer: Registrant has amended current business plan description on page 17 of the Form 10-K/A #2 to include the wording listed below:

Capital Access

If our company needs to raise capital, it can sell stock. The Company will be more likely to obtain capital access by being obligated under the Exchange Act of 1934 because investors will be able to verify all information about the company, including annual audited financials. A public reporting status can also provide favorable terms for alternative financing which will help expand the Company’s business.

Better Liquidity for Shareholders

In general, stock in a public reporting company is much more liquid than stock in a public non-reporting company because the investor can verify all information about the Company, making it easier to decide whether to invest in the Company’s future. Investors of the company may be able to buy or sell the stock more readily by being reporting public company. This liquidity can elevate the value of the corporation which will attract more investors.

16.

We note from your parent’s (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that “seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934.” Please explain to us how your business plan relates to those of your parent’s.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

17.

We note your response to comment 23. Please disclose what aspect of your business you plan to introduce in China. For example, please explain if you intend to develop software to inspect compliance of disability accessibility standards required by Chinese law.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

18.

We have reviewed your response to comment 24. We note that you revised your disclosure but we do not believe you have fully addressed our comment. We note that you achieved technical feasibility in January 2007 but you did not capitalize any costs in 2007 presumably because the software was being internally utilized. Tell us whether you incurred any costs during 2007 and tell us how you accounted for these costs citing the appropriate accounting literature. We may have further comments.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 that provides the following text:

During 2007 while the staff was using the new software various new solutions, logic pathways, end user functionalities were identified, as these were identified through the course of other normal recurring work specific charges were not recorded as Research and Development and would have been immaterial if those costs had been separately tracked.  The afore referenced solutions and functionalities became the foundation for the product development capitalized in 2008.

19.

We have reviewed your response to comment 26, and we reissue the comment in its entirety. You disclose that general and administrative expenses have increased due to increases and decreases in various categories. Please revise your disclosure to identify each of the various expense categories and provide separate discussion of increases for each item.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Item 4. Security Ownership of Certain Beneficial Owners and Managers, page 18

20.

Refer to footnote 5 to your table. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Also, in some situations, other relatives may share beneficial ownership. See Securities Act Release 33-4719 (Feb. 14, 1966). Please revise the table to reflect securities held in the name of a spouse as also being beneficially held by PTS, Inc. are also beneficially owned by Mr. Chin.

Answer: Registrant has included in footnote #5 of the ownership table the following wording:

5)    Peter Chin may be considered the beneficial owner of shares owned by his wife, Sandy Chin.

21.

Refer to footnote 6 to your table. Since Mr. Chin is also the beneficial owner of PTS, Inc.’s shares in your company, please revise the table to reflect that the securities held by PTS, Inc. are also beneficially owned by Mr. Chin.

Answer: Registrant has amended Item 4. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

6)   PTS, Inc. is controlled by Peter Chin who is the beneficial owner of the 1,175,126,879 shares.

22.

You have not provided the beneficial ownership of your management as a group. Please refer to Item 403(b) of Regulation S-K and revise accordingly.

Answer: Registrant has included the total of beneficial ownership of management as a group in the table in Item 4.

All directors and executive officers(3 persons)	167,366,685 8,000,000	Common Series C Preferred(4)	7% 100%

Item 5. Directors and Executive Officers, page 19

23.

We note your response to comment 32, which indicates that Mr. Flaherty is currently self employed. Please also revise to indicate whether Mr. Flaherty was self employed throughout his career as a consultant.

Answer: Mr. Flaherty served as COO to Barrick Gaming, Inc. from 2002 – 2005. See biography included in the Form 10/A #2 below:

Phillip Flaherty, Director - Since 1997 to present, Mr. Flaherty has served as a consultant and has provided domestic and international consulting services to various small and large, publicly traded and privately held service and gaming companies. During this time, he served as a consultant and later was employed as COO to Barrick Gaming, Inc., a Las Vegas based company from early 2002 though the end of 2005, after which he returned fulltime to his consulting services, Mr. Flaherty is currently self employed and consults to multiple clients.

Mr. Flaherty has served on the board of director of Disability Access Corporation since December 15th, 2008.

From 1987 to mid 1996 he held various financial and marketing executive positions with the Desert Inn Resort and Casino culminating as President and Managing Director of the facility under Sheraton's ownership of the property in Las Vegas.  Prior to joining the Desert Inn Mr. Flaherty held various positions within Summa Corporation.

Additionally, Mr. Flaherty is active in the gaming community; he has served as a board member of the Nevada Resort Association as well as chair of both the Nevada Resort Association’s Legislative Committee and Currency Reporting Regulations Committee.  He was also a board member of Las Vegas Events, Inc. and is a University of Nevada Las Vegas graduate.

24.

We note your response to comment 33 and partially reissue the comment. Please revise to clarify how your president is compensated for serving in her role. If she is not compensated, please revise to explain why she serves in her respective position absent such compensation or significant security holdings in you. Also, please be aware that compensation disclosure, as requested by Item 402 of Regulation S-K, applies to all services provided to the registrant or its subsidiaries and compensation from all sources, including subsidiaries. As such, please confirm that Mr. Thorpe does not receive any compensation from any source for her services to you and your subsidiary, if true.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Item 6. Executive Compensation, page 21

25.

We note your response to comment 34. Your response did not address the issue raised and therefore, we reissue the comment in its entirety. Please provide a narrative description of the stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

Answer: Registrant has amended Item 6. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Certain Relationships and Related Transactions, page 22

26.

We note your response to comment 37. Please explain to us how your response complies with Item 407(a) of Regulation S-K.

Answer: Registrant has amended Item 6. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

27.

Please confirm that there were no transactions in your last two fiscal years that are described in Item 404(d) of Regulation S-K.

Answer: Registrant has amended Item 6. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Item 9. Market Price of and Dividends on Our Common Equity and Related Shareholder Matters, page 22

28.

We note your response to comment 38. Please revise your disclosure to clarify that the “Grey Market” is not associated with Pink Sheets, but rather is considered and “other over-the-counter” market, which does not constitute an established public trading market. Please also disclose that your stock remains discontinued from quotations by Pink Sheets.

Answer: Registrant has amended Item 9 of the Form 10-K/A #2 to include the wording listed below:

The Company’s Common Stock is currently traded on the Grey Market, the Other Over-the-Counter market, under the symbol “DBYC”.

29.

We note the revised disclosure that Power Save Energy Corporation was a “hijacked corporation.” Please revise to elaborate on the background that lead to the suspension because it is unclear how the corporation was hijacked when it was merged and changed names by 2006, at the latest, under Peter Chin’s control.

Answer: Registrant has amended Item 9 of the Form 10-K/A #2 to include the wording listed below:

From the previous corporations that Power-save Energy Corporation merged with certain persons appearing to have usurped the identity of a defunct or inactive publicly traded corporation, initially by incorporating a new entity using the same name, and then by obtaining a new CUSIP number and ticker symbol based on the apparently false representation that they were duly authorized officers, directors and/or agents of the original publicly traded corporation.. In order for Disability Access Corporation to resume trading on the Pink Sheets Disability Access Corporation is required to file the Form 15c2-11 under the Exchange Act.

30.

Please refer to the last sentence of Item 201(a)(1)(iii) of Regulation S-K and provide the appropriate explanation regarding the absence of an established public trading market or advise.

Answer: Registrant has amended Item 9 of the Form 10-K/A #2 to include the wording listed below:

Due to the Company’s current trading status on the Grey Market there is an absence of an established public trading market.

Item 10. Recent Sales of Unregistered Securities, page 23

31.

We note your response to comment 41. Your response did not fully address all the issues raised in our comment. Please revise to provide the dates of issuance and identify the purchasers. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of Regulation S-K.

Answer: Registrant has amended Item 10 on page 27 of the Form 10-K/A #2 to include the wording listed below:

During the year ended December 31, 2008, we issued 221,405,400 shares of our free trading common stock to the following person who held a convertible promissory note for a total of approximately $11,070.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
EGG International, Inc.	$11,070.00	221,405,400	2/12/2008

We believe that the exempt from registration virtue of Rule 504 of Regulation D. See Form D filed with the SEC on 11/3/2006 filed as Exhibit B to this response letter.

During the year ended December 31, 2007, we issued 400,000,000 shares of our free trading common stock to the following persons who held convertible promissory notes for a total of approximately $26,166.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
Dobry TransAmerica Corporation	$8,500.00	85,000,000	7/23/2007
Dobry TransAmerica Corporation	$7,666.00	115,000,000	8/28/2007
EGG International, Inc.	$10,000.00	200,000,000	10/12/2007

We believe that the exempt from registration virtue of Rule 504 of Regulation D. See Form D filed with the SEC on 11/3/2006 filed as Exhibit B to this response letter.

32.

We note the reference to “free trading shares” in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to “free trading shares.” Also, please define your use of the term “free trading shares.”

Answer: Registrant has amended Item 10. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Description of Registrant’s Securities to be Registered, page 23

33.

The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Answer: Registrant has amended the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Item 15. Financial Statements and Exhibits, page 26

Consolidated Statement of Operations, page F-4 and F-21

34.

We have reviewed your response to comment 44, and we reissue the comment in its entirety. We note that you have presented all expenses as general and administrative expenses. Please revise to include separate line items for selling expenses and costs of sales.

Answer: Registrant has amended Item 15. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

35.

We note that you intend to address comment 45 in your next amendment. However, our comment requests that you provide us with an explanation regarding the acquisition costs written off in 2006. As such we are reissuing our comment in its entirety. Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in your financial statements.

Answer: Registrant has amended Item 15. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Note 1 – Organization and Nature of Operations, page F-24

36.

Your revised disclosure refers to both Power-Save Corporation and Power-Save Energy Corp. Please clarify to us, whether these are two separate entities or two names for the same entity.

Answer: Registrant has amended Note 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

37.

We have reviewed your responses to comments 46 and 47. We have reviewed your revised disclosure and remain unclear regarding the sequence of events and the accounting for each. Please provide us with a timeline of the transactions described, using the names of the entities as of the date of the transaction and separately noting name changes, and identify the accounting acquirer in each transaction. Refer to SFAS 141.

Answer: Registrant has amended Note 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

38.

We have reviewed your response to comment 48, and we reissue the comment in its entirety. In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Answer: Registrant has amended Note 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

39.

Please tell us how and when you evaluate goodwill for impairment. Tell us how you have determined that goodwill should not be impaired based on recurring losses and the fact that goodwill represents over 50% of your assets. Please provide a detailed analysis. For reference see SFAS 142.

Answer: Our accounting policy for goodwill is as follows:

Goodwill is accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2008 or 2007.

We are in a unique position in this current economic downturn.  Because we are a company that focuses on federal compliance and due to the recent economic stimulus package that expressly identified the American with Disabilities Act as a part of the funding, we anticipate our revenue to grow in 2009.  This, coupled with our investment in our software product over the past three years, will allow us to attain more revenue while general and administrative costs are expected to remain static.

Our historical operating results are as follows:

	2008	2007	2006
Sales	$ 1,417,724	$ 1,452,879	$ 781,886

Cost of sales, and SG&A expenses	(1,278,401)	(1,505,814)	(1,210,309)

Operating income (loss)	$ 139,323	$ (52,935)	$ (428,423)

In 2008, our revenue was relatively flat with only a 2% decline from 2007.  As discussed in our Management Discussion and Analysis, we had a large project started in the fourth quarter 2008 with the resulting revenue recognized in the first quarter in 2009.  Concurrently we were able to reduce operating costs.  We have decreased our operating loss each year since our parent PTS, Inc. purchased us.  Due to these reductions in operating expenses cash flow from operations increased from a use of $63,027 to providing $319,980.

Additionally, we forecast that revenue may increase up to 52% in 2009 while costs are projected to only increase 43% from the impact of the economic stimulus package and the efficiencies from using our internally generated software.  Operating margin is expected to increase from 9.8% last year to 15.2% in the future.  Operating income is expected to increase to $326,000 per year for the anticipated future with corresponding improvements in operating cash flows.  Management believes the present value of the future operating cash flows is sufficient to not impair the goodwill.

40.

We have reviewed your response to comment 49, and we do not understand how you have responded through your revised disclosure. Your prior disclosure indicates that a percentage of revenue is recognized upon the awarded of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

Answer: Registrant is not certain where the confusion or misunderstanding has come from, but none the less we apologize for any past confusion but would like to make it clear that it has been the practice and remains the practice of the company to recognize revenue at the time the work has been preformed and the client becomes liable for the work preformed.  Some of our contracts are for multiple buildings or large groups of properties, in some of these cases our agreements allow for us to bill on portions of the agreement as work is preformed and completed through previous agreed stages and only after the work is performed/completed on those agreed stages.  We do not recognize revenue when the contract is signed – we only recognize revenue after we have billed the client for work that was preformed as agreed and that the client is legally liable for payment for preformed work.

Again we are not certain how this has gotten confused, but WE DO NOT RECOGNIZE REVENUE WHEN THE CONTRACT IS SIGNED, ONLY AFTER WORK IS PREFORMED AND THE CLIENT IS LIABLE FOR PAYMENT.  The aforementioned methodology has been the company standard and remains the company standard, it is the standard to which we are audited to and the standard we do not deviate from.

41.

We have reviewed your revised disclosure in regard to comment 50. Please tell us what percentage of your revenues is earned from percentage of completion contracts and completed contract method. Also tell us your basis for using the percentage of completion basis. For reference see SOP 81-1.

Answer: Registrant has amended Note 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

42.

We have reviewed your response to comments 51-53, and we await your next amendment to address our comments related to your convertible preferred stock and debentures.

Answer: Registrant has amended Note 1. In the Form 10 Amendment No. 2 filed on May 14, 2009 in a manner that provides additional information.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer

3

EXHIBIT A

2002 Economic Census: Summary Statistics by 2002 NAICS - United States Page 1 of 1

U.S. Census Bureau

2002 Economic Census
Summary Statistics by 2002 NAICS
United States

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You are here: 2002 Economic Census ▸ United States ▸ All sector totals

Data based on Geographic Area Series reports. Table includes only establishments of firms with payroll. Nonemployers are shown separately. Introductory text includes scope, methodology, non-sampling error, and confidentiality protection. For descriptions of column headings and rows (industries), click on the appropriate underlined element in the table.

More data	NAICS code	Description	Establishments	Sales, receipts or shipments ($1,000)	Annual payroll ($1,000)	Paid employees
more	21	Mining	24,087	182,911,093	21,173,895	477,840
more	22	Utilities	17,103	398,907,044	42,417,830	663,044
more	23	Construction	710,307	1,196,555,587	254,292,144	7,193,069
more	31-33	Manufacturing	350,828	3,916,136,712	576,170,541	14,699,536
more	42	Wholesale trade	435,521	4,634,755,112	259,653,080	5,878,405
more	44-45	Retail trade	1,114,637	3,056,421,997	302,113,581	14,647,675
more	48-49	Transportation & warehousing	199,618	382,152,040	115,988,733	3,650,859
more	51	Information	137,678	891,845,956	194,670,163	3,736,061
more	52	Finance & insurance	440,268	2,803,854,868	377,790,172	6,578,817
more	53	Real estate & rental & leasing	322,815	335,587,706	60,222,584	1,948,657
more	54	Professional, scientific, & technical services	771,305	886,801,038	376,090,052	7,243,505
more	55	Management of companies & enterprises	49,308	107,064,264	178,996,060	2,605,292
more	56	Administrative & support & waste management & remediation service	350,583	432,577,580	206,439,329	8,741,854
more	61	Educational services	49,319	30,690,707	10,164,378	430,164
more	62	Health care & social assistance	704,526	1,207,299,734	495,845,829	15,052,255
more	71	Arts, entertainment, & recreation	110,313	141,904,109	45,169,117	1,848,674
more	72	Accommodation & food services	565,590	449,498,718	127,554,483	10,120,951
more	81	Other services (except public administration)	537,576	307,049,461	82,954,939	3,475,310

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Source: 2002 Economic Census, Geographic Area Series Questions?
Last revised: November 07, 2005

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http://www.census.gov/econ/census02/data/us/US000.HTM 4/3/2009

EXHIBIT B

FORM D

COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0076
Expires:	
Estimated average burden hours per response	16.00

SEC USE ONLY	
Prefix	Serial
DATE RECEIVED	

FORM D

NOTICE OF SALE OF SECURITIES PURSUANT TO REGULATION D, SECTION 4(6), AND/OR UNIFORM LIMITED OFFERING EXEMPTION

Name of Offering (☐ check if this is an amendment and name has changed, and indicate change.)
Disability Access Corp.

Filing Under (Check box(es) that apply): ☑ Rule 504 ☐ Rule 505 ☐ Rule 506 ☐ Section 4(6) ☐ ULOE
Type of Filing: ☑ New Filing ☐ Amendment

A. BASIC IDENTIFICATION DATA

1. Enter the information requested about the issuer

Name of Issuer (☐ check if this is an amendment and name has changed, and indicate change.)
Disability Access Corp.

Address of Executive Offices (Number and Street, City, State, Zip Code)
3355 Spring Mountain Road, Las Vegas, Nevada 89102

Telephone Number (Including Area Code)
702-217-3888

Address of Principal Business Operations (Number and Street, City, State, Zip Code)
(if different from Executive Offices)

Telephone Number (Including Area Code)

Brief Description of Business

Type of Business Organization
☐ corporation ☐ limited partnership, already formed ☐ other (please specify):
☐ business trust ☐ limited partnership, to be formed

Actual or Estimated Date of Incorporation or Organization: Month 0 6 Year 0 5 ☑ Actual ☐ Estimated
Jurisdiction of Incorporation or Organization: (Enter two-letter U.S. Postal Service abbreviation for State: CN for Canada; FN for other foreign jurisdiction) ☐☐

GENERAL INSTRUCTIONS

Federal:

Who Must File: All issuers making an offering of securities in reliance on an exemption under Regulation D or Section 4(6), 17 CFR 230.501 et seq. or 15 U.S.C. 77d(6).

When To File: A notice must be filed no later than 15 days after the first sale of securities in the offering. A notice is deemed filed with the U.S. Securities and Exchange Commission (SEC) on the earlier of the date it is received by the SEC at the address given below or, if received at that address after the date on which it is due, on the date it was mailed by United States registered or certified mail to that address.

Where To File: U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies Required: Five (5) copies of this notice must be filed with the SEC, one of which must be manually signed. Any copies not manually signed must be photocopies of the manually signed copy or bear typed or printed signatures.

Information Required: A new filing must contain all information requested. Amendments need only report the name of the issuer and offering, any changes thereto, the information requested in Part C, and any material changes from the information previously supplied in Parts A and B. Part E and the Appendix need not be filed with the SEC.

Filing Fee: There is no federal filing fee.

State:

This notice shall be used to indicate reliance on the Uniform Limited Offering Exemption (ULOE) for sales of securities in those states that have adopted ULOE and that have adopted this form. Issuers relying on ULOE must file a separate notice with the Securities Administrator in each state where sales are to be, or have been made. If a state requires the payment of a fee as a precondition to the claim for the exemption, a fee in the proper amount shall accompany this form. This notice shall be filed in the appropriate states in accordance with state law. The Appendix to the notice constitutes a part of this notice and must be completed.

ATTENTION

Failure to file notice in the appropriate states will not result in a loss of the federal exemption. Conversely, failure to file the appropriate federal notice will not result in a loss of an available state exemption unless such exemption is predictated on the filing of a federal notice.

SEC 1972 (6-02)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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A. BASIC IDENTIFICATION DATA

2. Enter the information requested for the following:

- Each promoter of the issuer, if the issuer has been organized within the past five years;
- Each beneficial owner having the power to vote or dispose, or direct the vote or disposition of, 10% or more of a class of equity securities of the issuer.
- Each executive officer and director of corporate issuers and of corporate general and managing partners of partnership issuers; and
- Each general and managing partner of partnership issuers.

Check Box(es) that Apply: ☐ Promoter ☑ Beneficial Owner ☑ Executive Officer ☑ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)
Chin, Peter

Business or Residence Address (Number and Street, City, State, Zip Code)
3355 Spring Mountain Road, Las Vegas, Nevada 89102

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Check Box(es) that Apply: ☐ Promoter ☐ Beneficial Owner ☐ Executive Officer ☐ Director ☐ General and/or Managing Partner

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

(Use blank sheet, or copy and use additional copies of this sheet, as necessary)

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B. INFORMATION ABOUT OFFERING

		Yes	No
1.	Has the issuer sold, or does the issuer intend to sell, to non-accredited investors in this offering? Answer also in Appendix, Column 2, if filing under ULOE.	☐	☒
2.	What is the minimum investment that will be accepted from any individual?	$	
3.	Does the offering permit joint ownership of a single unit?	☐	☒

4. Enter the information requested for each person who has been or will be paid or given, directly or indirectly, any commission or similar remuneration for solicitation of purchasers in connection with sales of securities in the offering. If a person to be listed is an associated person or agent of a broker or dealer registered with the SEC and/or with a state or states, list the name of the broker or dealer. If more than five (5) persons to be listed are associated persons of such a broker or dealer, you may set forth the information for that broker or dealer only.

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) ☐ All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) ☐ All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

Full Name (Last name first, if individual)

Business or Residence Address (Number and Street, City, State, Zip Code)

Name of Associated Broker or Dealer

States in Which Person Listed Has Solicited or Intends to Solicit Purchasers

(Check "All States" or check individual States) ☐ All States

[AL]	[AK]	[AZ]	[AR]	[CA]	[CO]	[CT]	[DE]	[DC]	[FL]	[GA]	[HI]	[ID]
[IL]	[IN]	[IA]	[KS]	[KY]	[LA]	[ME]	[MD]	[MA]	[MI]	[MN]	[MS]	[MO]
[MT]	[NE]	[NV]	[NH]	[NJ]	[NM]	[NY]	[NC]	[ND]	[OH]	[OK]	[OR]	[PA]
[RI]	[SC]	[SD]	[TN]	[TX]	[UT]	[VT]	[VA]	[WA]	[WV]	[WI]	[WY]	[PR]

(Use blank sheet, or copy and use additional copies of this sheet, as necessary.)

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C. OFFERING PRICE, NUMBER OF INVESTORS, EXPENSES AND USE OF PROCEEDS

1. Enter the aggregate offering price of securities included in this offering and the total amount already sold. Enter "0" if the answer is "none" or "zero." If the transaction is an exchange offering, check this box ☐ and indicate in the columns below the amounts of the securities offered for exchange and already exchanged.

Type of Security	Aggregate Offering Price	Amount Already Sold
Debt	$	$
Equity	$ 1,000,000.00	$
☐ Common ☐ Preferred		
Convertible Securities (including warrants)	$	$
Partnership Interests	$	$
Other (Specify ____________)	$	$
Total	$ 1,000,000.00	$ 0.00

Answer also in Appendix, Column 3, if filing under ULOE.

2. Enter the number of accredited and non-accredited investors who have purchased securities in this offering and the aggregate dollar amounts of their purchases. For offerings under Rule 504, indicate the number of persons who have purchased securities and the aggregate dollar amount of their purchases on the total lines. Enter "0" if answer is "none" or "zero."

	Number Investors	Aggregate Dollar Amount of Purchases
Accredited Investors		$
Non-accredited Investors		$
Total (for filings under Rule 504 only)		$

Answer also in Appendix, Column 4, if filing under ULOE.

3. If this filing is for an offering under Rule 504 or 505, enter the information requested for all securities sold by the issuer, to date, in offerings of the types indicated, in the twelve (12) months prior to the first sale of securities in this offering. Classify securities by type listed in Part C — Question 1.

Type of Offering	Type of Security	Dollar Amount Sold
Rule 505		$
Regulation A		$
Rule 504		$
Total		$ 0.00

4 a. Furnish a statement of all expenses in connection with the issuance and distribution of the securities in this offering. Exclude amounts relating solely to organization expenses of the insurer. The information may be given as subject to future contingencies. If the amount of an expenditure is not known, furnish an estimate and check the box to the left of the estimate.

Transfer Agent's Fees	☐	$
Printing and Engraving Costs	☐	$
Legal Fees	☐	$
Accounting Fees	☐	$
Engineering Fees	☐	$
Sales Commissions (specify finders' fees separately)	☐	$
Other Expenses (identify) ____________	☐	$
Total	☐	$ 0.00

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C. OFFERING PRICE, NUMBER OF INVESTORS, EXPENSES AND USE OF PROCEEDS

b. Enter the difference between the aggregate offering price given in response to Part C — Question 1 and total expenses furnished in response to Part C — Question 4.a. This difference is the "adjusted gross proceeds to the issuer." .... $ 1,000,000.00

5. Indicate below the amount of the adjusted gross proceed to the issuer used or proposed to be used for each of the purposes shown. If the amount for any purpose is not known, furnish an estimate and check the box to the left of the estimate. The total of the payments listed must equal the adjusted gross proceeds to the issuer set forth in response to Part C — Question 4.b above.

	Payments to Officers, Directors, & Affiliates	Payments to Others
Salaries and fees	☑ $ 300,000.00	☐ $
Purchase of real estate	☐ $	☐ $
Purchase, rental or leasing and installation of machinery and equipment	☐ $	☐ $
Construction or leasing of plant buildings and facilities	☐ $	☑ $ 36,000.00
Acquisition of other businesses (including the value of securities involved in this offering that may be used in exchange for the assets or securities of another issuer pursuant to a merger)	☐ $	☑ $ 400,000.00
Repayment of indebtedness	☐ $	☑ $ 100,000.00
Working capital	☐ $	☑ $ 164,000.00
Other (specify):	☐ $	☐ $
	☐ $	☐ $
Column Totals	☐ $ 300,000.00	☐ $ 700,000.00
Total Payments Listed (column totals added)	☐ $ 1,000,000.00	

D. FEDERAL SIGNATURE

The issuer has duly caused this notice to be signed by the undersigned duly authorized person. If this notice is filed under Rule 505, the following signature constitutes an undertaking by the issuer to furnish to the U.S. Securities and Exchange Commission, upon written request of its staff, the information furnished by the issuer to any non-accredited investor pursuant to paragraph (b)(2) of Rule 502.

Issuer (Print or Type)	Signature	Date
Disability Access Corp.	[signature]	11/03/2006
Name of Signer (Print or Type)	Title of Signer (Print or Type)	
Peter Chin	President	

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)

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E. STATE SIGNATURE

1. Is any party described in 17 CFR 230.262 presently subject to any of the disqualification provisions of such rule? .... Yes ☐ No ☒

See Appendix, Column 5, for state response.

2. The undersigned issuer hereby undertakes to furnish to any state administrator of any state in which this notice is filed a notice on Form D (17 CFR 239.500) at such times as required by state law.

3. The undersigned issuer hereby undertakes to furnish to the state administrators, upon written request, information furnished by the issuer to offerees.

4. The undersigned issuer represents that the issuer is familiar with the conditions that must be satisfied to be entitled to the Uniform limited Offering Exemption (ULOE) of the state in which this notice is filed and understands that the issuer claiming the availability of this exemption has the burden of establishing that these conditions have been satisfied.

The issuer has read this notification and knows the contents to be true and has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

Issuer (Print or Type)	Signature	Date
Disability Access Corp.	[signature]	11/03/2006
Name (Print or Type)	Title (Print or Type)	
Peter Chin	President	

Instruction:
Print the name and title of the signing representative under his signature for the state portion of this form. One copy of every notice on Form D must be manually signed. Any copies not manually signed must be photocopies of the manually signed copy or bear typed or printed signatures.

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